

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2015

Via E-mail
Ms. Carol B. Tomé
Chief Financial Officer
The Home Depot, Inc.
2455 Paces Ferry Road, N.W.
Atlanta, Georgia 30339

**RE: The Home Depot, Inc.
Form 10-K for the Year Ended February 1, 2015
Filed March 26, 2015
File No. 1-8207**

Dear Ms. Tomé:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Accelerated Share Repurchase Agreements, page 45

1.   You indicate that during fiscal years 2012 through 2014 and in March 2015, you entered into ASR agreements with third party financial institutions to repurchase your common stock. Please provide us with the following:
- Please tell us and disclose the material terms of your ASR agreements, including but not limited to the maturity date of the agreement, settlement terms and whether you can choose to receive or pay the consideration in cash or shares;
- Please tell us how you evaluated your ASRs to determine their classification, measurement and impact on earnings per share. Please refer to ASC 505-30-25-5 and 25-6 (and implementation guidance in ASC 505-30-55-1 through 55-7 and 60-2);
- Please specifically tell us how you evaluated your ASRs to determine whether the ASRs are considered indexed to your own stock. Refer to ASC-815-40;
- Please tell us how the ASRs in 2012 and 2013 were settled and how you accounted for the settlements; and
- Please also disclose your accounting policy for accounting for ASRs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant